Mail Stop 6010

October 23, 2008

Frederick Antonelli
Chief Executive Officer
AAA Public Adjusting Group, Inc.
6365 Taft Street, Suite 1003
Hollywood, Florida 33024

     Re: **AAA Public Adjusting Group, Inc.**
              Registration Statement on Form S-1
              Filed September 26, 2008

Dear Mr. Antonelli:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 6

1. We note that you have estimated the expenses related to this offering at $81,153.48 and that you only raised $88,656.96 in the private placement of these shares. Please include a risk factor clarifying that a majority of the funds raised in the private placement will not be available to invest in the business as the estimated costs of the offering are approximately 91% of the funds raised in the private placement. Additionally, clarify throughout your filing your reasons for engaging in these transactions. If your reason was to create a market for your securities, this should be disclosed throughout your prospects.

2. We note your statement on page 10 "There is no assurance that the states in which we seek qualification will approve of the security resale." Please include a risk factor with this discussing the consequences if the approval is not granted. Your disclosure should identify the states where you intend to seek approval.

3. Please include a risk factor disclosing the possibility that your stock may be considered a penny stock. The discussion should provide a definition of penny stock, discuss the requirements if your stick is a penny stock and explain the effects on liquidity.

4. We note that the decrease in revenues from $4,489,506 for the twelve months ended December 31, 2006 decreased to $2,621,895 for the twelve months ended December 31, 2007 mainly due to the decrease in claims resulting from Hurricane Wilma. Please consider including a risk factor disclosing your reliance on hurricanes or other natural disasters and the consequences to your business.

"Mr. Antonelli and Mr. Monahan are our two officers and Mr. Antonelli, Mr. Bach and Mr. Monahan are our only directors…," page 6

5. Please revise to clearly state that Mr. Antonelli's, Mr. Bach's and Mr. Monahan's interests may differ from the other shareholders' interests.

"We compete in a regulated industry, which may result in increased expenses or restrictions on our operations," page 7

6. Please clarify how many states you operate in and consider whether the geographic concentration of your business warrants separate risk factor disclosure.

"If we are unable to retain and attract qualified personnel, our business could suffer," page 7

7. If you have experienced any difficulties attracting or retaining employees, please describe these difficulties. Additionally, we note your statement on page 15 that you utilize 12-18 subcontractors at any given time. If there are any risks associated with your use of subcontractors, such as difficulty finding and retaining subcontractors, and the consequences associated with not being able to find or retain contractors, please include a risk factor describing these risks.

<u>"Historical operating results and revenue growth may not be indicative of future performance."</u>
<u>page 7</u>

8. The risk that revenue growth many not be indicative of future performance does not appear to apply as your revenues fell from 2006 to 2007 and from the six months ended June 30, 2007 to June 30, 2008. Please revise this risk factor and its heading to discuss the decrease in revenues during these periods. Please do not discuss why you believe these results many not be indicative of future performance in this discussion as that would be mitigating information. A discussion of your belief that these results may not be indicative of future results may be included in the "Management's Discussion and Analysis of Financial Condition and results of Operations," but should be accompanied by a discussion as to your reasons for this belief.

<u>Selling Security Holders, page 8</u>

9. Please revise the wording of the first sentence to use, "declared effective," rather than, "cleared" when referring to the prospective effectiveness of the registration statement.

10. If Messrs. Antonelli, Bach and Monahan are subject to any selling restrictions, such as a lock-up period, please describe them.

11. Please include footnote disclosure describing Wendy Navarro and Allison Jara's relationship with the issuer.

12. We note your footnote disclosure that Leah Karklins is the sister in law of Michael Karklins and that Steven Scantzoulis is the owner of S&K Appraisal. Are either of these persons affiliated with AAA Public Adjusting Group or any of the officers or directors?

13. Please identify the states in which you will seek qualification for your resale transaction.

<u>Description of Securities, page 12</u>

14. In the second paragraph of this section please include an explanation of the term "blue sky resale requirements" such that it may be understood in this context by a potential investor.

<u>Description of Business, page 15</u>

15. Please disclose whether all your operations are in Florida. If you have operations in other states, please identify them and indicate how much of your business is in these states.

16. You make a number of statements about your company here and in the summary that must be placed in proper context. Some examples include, but are not limited to:
    - "FCC has earned millions of dollars for its clients"
    - "FCC has assisted residential and commercial property owners obtain upward adjustments on thousands of insurance claims"

- "FCC has given countless clients the ability to repair their homes and regain their lives when all hope was lost."
- "In recent cases where the insurance carrier paid little or no compensation, FCC was able to obtain the final recovery in the range of 100 – 1000% + more than the original payment."
- "It is not uncommon for FCC to achieve settlements 200% - 300% greater than the initial payment (in some cases, the results of FCC efforts have been greater than 10x the initial payment).

Please balance this disclosure by providing the following information:
- Discuss how many years you considered in stating that you FCC has earned millions of dollars for its clients and have assisted residential and commercial property owners obtain upward adjustments on thousands of insurance claims.
- Disclose how many customers you considered in stating that you have earned millions of dollars for your clients.
- Discuss how often you are unable to obtain amounts in excess of the amounts offered by the insurance carrier, including any cases that you declined, if any;
- Disclose the average amount you obtain per client above the original payment; and
- Disclose the percentage of cases where you have obtained 100% more than the original payment, 200% more than the original payment, 300% of the original payment, 1000% of the original payment and the average amount you are able to obtain above the original payment.

17. Additionally, "millions of dollars" is overly vague as it could mean $1.5 million of $999 million. Please revise to provide a more useful estimate of the amounts you have been able to obtain for your clients.

How do we make Money, page 18

18. Please explain how the contingency fee is determined for each client.

19. Please include a source supporting your prediction of a period of increased hurricane activity for the next 10 to 20 years.

Competitive Business Conditions, page 19

20. Please provide support for you statement that mid tier companies do not generate referral business in the same manner that you are able and that they do not posses the comparable technical strength to represent their clients.

21. In the discussion comparing your business with that of your competitors you make statements about your advantages in comparison to your competitors. For example:

- "The competition's employees must perform all facets of the public adjusting process; whereas our licensed adjusters only perform a specialized task within its unique operational process,"
- "Mid Tier companies do not generate referral business in the same manner that FCC is able;"
- "The competitor's staff does not possess the technical strength to represent their clients comparable to that of FCC;" and
- "Mid tier companies average experience level of their senior adjusters is 2.5 years."

Please revise the disclosure in this section to clarify whether these statements are based on *Adjusting Today* data or other sources. If they are based on other sources, please cite these sources or remove the statements.

22. Please provide the basis for your statement that FAPIA is larger and stronger than its nationwide counterpart.

23. FAPIA does not identify any board member affiliated with your company. Please identify your vice president of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Corporate Overview, page 22

24. Please provide supplemental support for your statement that you are owned and operated by claims professionals with more than 100 years combined experience. We note that Mr. Antonelli has been with FCC since 2000 and his previous background was in sales consulting. It is unclear how long Mr. Monahan and Mr. Bach have been claims professionals.

25. Please explain the role that third party consultants provide in your process. Were consulting fees paid to Messrs. Antonelli and Monahan during 2006 and 2007? If they were please revise your executive compensation disclosure to include these consulting fees and include a total column in the executive compensation table.

26. Please explain the types of cost reductions responsible for the $34,400 decrease in salaries from 2006 to 2007.

27. Please revise the discussion of the decrease in other general and administrative expenses to describe the types of expenses that were reduced due to your expense reduction efforts.

Year Ended December 31, 2007 compared with Year Ended December 31, 2006
Commission to Adjusters, page 23

28. Please clarify the cause of the decrease in commission to adjustors as it is unclear how "better management of claims through your processing system" relates to the commissions earned by adjusters. Please also discuss and analyze the relationship between commissions to adjusters and revenues.

29. Where appropriate, please include a discussion of how commission expense is determined. Please also disclose the amount of commissions paid to employees, if any, and to adjustors that serve as subcontractors, and discuss and analyze trends in the amounts paid to adjustors.

Consulting Services, page 23

30. Please clarify the cause of the decrease in consulting services as "the discontinuation of consulting fees paid to our founders, as our founders have regained full ownership of our company…" is unclear.

Other General and Administrative Expenses, page 23

31. Please clarify the reasons for the decrease in other general and administrative expenses as "reduction efforts" is vague.

Liquidity and Capital Resources, page 23

32. Please disclose the factors that caused your cash flows from operations, investing activities, and financing activities to change for the periods presented, specifically the increase/decrease in prepaid expenses and accounts receivable. The format of this discussion should not merely replicate the information that is already readily discernable from the statement of cash flows.

Directors, Executive Officers, Promoters and Control Persons, page 26

33. Please include a discussion of Karl Bach's business experience as required by Item 401(e) of Regulation S-K.

34. Please revise the discussion of Mr. Antonelli's business experience to eliminate the details of Clearview Windows' and All Points Contracting's growth. Limit the disclosure to the positions held at these companies.

35. The discussion of Mr. Antonelli's business experience states that he has been responsible for the sales, marketing and training aspects of FCC's business since 2000. However, page 28 states that FCC was founded in March 2004. Please revise or explain the discrepancy.

36. Please provide supporting information for your "current leadership" position in South Florida.

37. Please delete the reference to the "dramatic rise" in revenue as revenues have actually fallen for all the periods presented.

38. Please revise the discussion of Mr. Monahan's business experience to disclose when his employment with FCC began.

Executive Compensation, page 27

39. Please disclose director's compensation, if any, as required by Item 402(k) of Regulation S-K.

Certain Relationships and Related Transactions, page 28

40. We note that you disclose a transaction with Mr. Lombardi in which ownership of the company was transferred, but later forfeited, due to a breach of the related agreement. As this transaction does not appear to be disclosed elsewhere in your prospectus, please expand the disclosure here to include the circumstances and details surrounding that transaction.

Signatures, page 36

41. Your registration statement must be signed by your principal financial officer, controller or principal accounting officer. Please indicate which of your officers serves in these roles beneath his signature.

Financial Statements

Summary of Significant Accounting Policies
Revenue Recognition, page F-7

42. Under basis of accounting you disclosed that you recognize revenues when earned regardless of when it is received. The accounts receivable balance that you recorded is consistent with this accounting policy. However, under revenue recognition you disclosed that you recognize revenue when you collect the fees because collectability is not ensured until receipt. Please clarify how you recognize revenue.

Note 7 – Accounts Receivable, page F-10

43. You netted total amounts receivable from insurance companies with amounts payable to insured clients. The offsetting of assets and liabilities is generally improper, except where the right of offset is a legal right. Please disclose whether you receive the gross settlement amount or the net settlement amount from the insurance company. Please tell us the factors that you considered in concluding that the amounts receivable from insurance companies

and the amounts payable to clients should be presented on a net basis. Please refer to paragraph 5 of FIN 39.

44. Please provide a discussion regarding your allowance for doubtful accounts receivable and concentrations of credit risk for accounts receivables. Please refer to paragraph 15A of SFAS 107.

*　　*　　*

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Sasha Parikh at (202) 551-3627 or Gustavo Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Mike Rosenthall at (202) 551-3674 or Suzanne Hayes at (202) 551-3675 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Jonathan D. Leinward
        101 NE 3rd Avenue
        Suite 1500
        Fort Lauderdale, FL 33301
        Fax: (954) 252-4265